June 13, 2013

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:      Larry Spirgel
                        Assistant Director

Re: Straight Path Communications Inc.
Registration Statement on Form 10-12G
Filed on May 6, 2013
File No. 000-54951

Dear Mr. Spirgel:

Straight Path Communications Inc., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form 10 filed May 6, 2013 (as amended, the “Registration Statement”).

We are writing to respond to the comments raised in your letter to the Company dated May 31, 2013. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement filed May 6, 2013.  References to page numbers in our responses are to page numbers in the revised Information Statement attached to the Amendment as Exhibit 99.1 (the “Information Statement”). Capitalized terms defined in the Registration Statement or Information Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement or Information Statement, as applicable.

Securities and Exchange Commission
June 13, 2013

General

1.             We note you have filed a Form 10-12(G) registering your Class B common stock under Section 12(g) of the Securities Exchange Act. We also note you intend to have your common stock listed for trading on the NYSE MKT.  Please tell us why you did not file a Form 10-12(B) to register your Class B common stock under Section 12(b) of the Securities Exchange Act.

Response: Because we have not yet been approved for listing on the NYSE MKT, we initially filed a Form 10-12(g).  We intend to file a Form 8-A to register the shares under Section 12(b) of the Securities Exchange Act once we receive preliminary approval from the NYSE MKT to list the Class B common stock its exchange.

2.             Please be advised that your Form 10-12(G) will be effective by operation of law and lapse of time 60 days after the date of filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  After that date you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act.  In addition, we will continue to review your filing until all of our comments have been addressed.

Response: We are aware that the Form 10-12(g) will become effective by operation of law 60 days from the initial filing, and that, following effectiveness, the Company will be responsible for filing reports required by Section 13 of the Exchange Act of 1934, even if the Commission has not completed the review process of the filing.

3.             Please file as soon as possible your exhibits such as the Separation, Transition Services, and Tax Separation Agreements and employment agreements to be entered into in connection with the spin-off.  We will need adequate time to review and, if necessary, comment upon your disclosure regarding the agreements.

Response: We have filed the Separation, Transition Services and Tax Separation Agreements as well as the Form of the Company’s 2013 Stock Option and Incentive Plan as exhibits to the Amendment. We do not currently intend to enter into employment agreements with any individuals prior to or upon consummation of the spin-off, and have modified the disclosure accordingly.

4.             Please also discuss whether any agreements may be amended after distribution of your information statement and, if so, how the parties intend to communicate any material changes to holders of the spun-off securities.

Response: It is not contemplated that any of the agreements will be amended after distribution of the Information Statement.  If there were any material amendments made, they would be disclosed in SPCI’s periodic filings.

Risks Related to the Spin-Off, page 15

There can be no assurance that the FCC will approve or accept our new ownership resulting from the spin-off, page 16

Securities and Exchange Commission
June 13, 2013

5.            We note that you anticipate a favorable response from the FCC “given the similarity of our current ownership and our ownership following the spin-off.” Please revise your risk factor to discuss how the ownership structure pre- and post-spin-off are similar such that you may expect a favorable response from the FCC.

Response: We have modified the risk factor disclosure to explain the basis for our belief.  Because we hold spectrum licenses, the FCC must approve our new ownership prior to the spin-off.  The FCC’s rules contemplate that applications to transfer ownership of licenses will be processed using either “General Approval Procedures” (“GAP”) or “Immediate Approval Procedures” (“IAP”).  We believe we will meet all applicable criteria for our application to be approved under IAP pursuant to 47 C.F.R. § 1.949(2), in which case approval will be given the day after our FCC application is filed.  Applications processed under IAP do not provide an opportunity for members of the public to delay approval of the application by filing petitions to deny the application.  While the FCC’s approval could be subject to petitions for reconsideration, under IAP, the transaction may proceed without waiting for resolution on reconsideration, should any such petitions be filed.

Based on applicable FCC precedent, it is anticipated that the FCC will approve the ownership change that will result in licenses being transferred from IDT Spectrum, LLC to Straight Path.  Even if the application is processed using GAP, we expect the FCC to approve the ownership change, although approval will not be received the next day.

Exhibit 99.1

Other Benefits of the Spin-Off, page 21

6.            The last four bullets on page 21 appear to describe the factors weighing against the Spin- Off.  Please revise to elaborate on these factors in more detail and caption these factors more prominently as factors weighing against the Spin-Off.

Response: The referenced bullets are identified as other factors considered by the IDT Board.  We have added additional detail and captions as requested.

Material U.S. Federal Income Tax Consequences of the Spin Off, page 23

7.            We note that you reference in your “Dear Shareholder” letter at page i and at pages 24 and 26 of your registration statement your expectation of receiving a favorable legal opinion as to the spin-off’s tax-free status. Please revise your document to indicate from whom you expect to receive this opinion and advise us whether you intend to include the opinion as an exhibit or appendix to your filing.

Response: We have revised the disclosure in the Information Statement to indicate that we expect to receive an opinion from Pryor Cashman LLP.  We do not intend to include the opinion as an exhibit to the Form 10-12(G).

Securities and Exchange Commission
June 13, 2013

8.            Please advise us why, given that you expect to receive an opinion of counsel as to the spin-off’s tax free status, you have provided a “should” opinion at pages 3 and 24 of your registration statement.  To the extent that you retain this limitation, please expand your disclosure to explain why a “should” opinion only is being voluntarily provided.

Response: We have provided a “should” opinion on pages 3 and 24 of the registration statement as we are only receiving a “should” opinion from counsel as to the spin-off’s tax free status because there is no direct authority on point with respect to some of the conclusions in the opinion and therefore the IRS or the courts may disagree with these conclusions.

Management’s  Discussion and Analysis of Financial Condition and Results of Operations, page 33

9.           The disclosure on page 33 states you own 100% of Straight Path Spectrum subject to a claim by a former manager of the business.  Please present appropriate disclosure in the Summary, Q&A, and risk factor sections on this subject and summarize the material terms of the claim.

Response: The dispute with the former manager has been settled.  We have disclosed the material terms of the settlement under the caption entitled “Legal Proceedings”.  We have presented disclosure reflecting the current arrangement in the revised Information Statement where applicable.

10.           The disclosure also states the former CEO was party to an agreement that entitles him to certain percentages of the proceeds from the leases and assignments. Please clarify if the CEO is the same person as the former manager of the business.  Also present appropriate disclosure in the Summary, Q&A, and risk factor sections on this subject.

Response: The former manager of the business of Straight Path Spectrum is the former CEO of Straight Path Spectrum.  As noted above, the dispute has been settled, and we have presented disclosure reflecting the current arrangement in the revised Information Statement where applicable.

11.           We note that the former Chief Executive Officer of Straight Path Spectrum was party to an agreement entitling him to certain percentages of the proceeds from leases and assignments of certain of your wireless spectrum licenses.  Please tell us whether you have recognized revenue related to such licenses.  If so, tell us how you accounted for such revenue and refer to your basis in the accounting literature.

Response: We have recognized revenues related to leases of such licenses, from which the former Chief Executive Officer of Straight Path Spectrum was entitled to receive certain percentages of the proceeds. We recognized the proceeds from such revenues on a straight line basis over the contractual lease period. We recorded the amounts that the former Chief Executive Officer of Straight Path Spectrum was entitled to, in selling, general and administrative expense, in the same period the related revenues were recognized. The portion of proceeds that the former Chief Executive Officer of Straight Path Spectrum was entitled to was based on proceeds, after deducting any commissions and expenses directly attributable to the lease of the licenses. Straight Path Spectrum is the sole owner of the licenses and the proceeds from the lease of the licenses were recognized as revenues. The former Chief Executive Officer of Straight Path Spectrum was entitled to the portion of the net proceeds due to his involvement in Straight Path Spectrum. Therefore, such payments were recognized as expense when incurred.

Securities and Exchange Commission
June 13, 2013

While there is no specific accounting guidance that directly addresses this particular arrangement, we generally recognized revenues based on the following literature:
ASC 605-10-S99-1 states:

“revenue should not be recognized until it is realized or realizable and earned.”

“The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met: Persuasive evidence of an arrangement exists; Delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and, collectability is reasonably assured”

With respect to the monthly revenues from the leases of the licenses, all of the above criteria are met on a monthly basis and therefore the revenues are realized over the lease term.

We have also recognized a gain from sale of rights in licenses, from which the former Chief Executive Officer of Straight Path Spectrum was entitled to receive certain percentages of the net proceeds.

Gains from sale of rights in FCC licenses are recognized upon execution of the agreement by both parties, provided that the amounts are fixed or determinable, there are no significant undelivered obligations and collectability is reasonably assured. Gains from sale of rights in FCC licenses less applicable costs of the sale (including cost of the payment to the former Chief Executive Officer of Straight Path Spectrum) are classified as “Gain on sale of rights in wireless spectrum” in the statements of operations.

12.           Further, we note from page 33 that the former CEO of Straight Path IP Group asserted a claim to the right to receive options to purchase another 5% of Straight Path IP Group. Please clarify whether the former CEO is the same person as the former CEO of Straight Path Spectrum and the same person as the former manager of the business of Straight Path Spectrum.  Please disclose the exercise price of the options of the former CEO of Straight Path IP.  Also present appropriate disclosure in the Summary, Q&A, and risk factor sections.

Response: We have revised the disclosure to indicate that the former CEO of Straight Path IP Group is not the same person as the former CEO of Straight Path Spectrum. The former manager of the business of Straight Path Spectrum is the former CEO of Straight Path Spectrum. The exercise price of the options of the former CEO of Straight Path IP representing 5% of Straight Path IP equity was approximately $0.4 million. We revised our disclosure to disclose the exercise price.

Securities and Exchange Commission
June 13, 2013

13.           We note from page 30 that a certain law firm has the right to 30% of the proceeds from any monetization of the Droplet patent portfolio. Please present appropriate risk factor disclosure regarding the sharing of the proceeds.

Response: The Droplet patent portfolio was received by Straight Path IP Group in settlement of litigation.  The Company is still evaluating its value and role in the IP enforcement strategy.  The law firm’s right derives from its role in the underlying litigation and its contingency fees related thereto.  The Company has disclosed the interest of the law firm in the appropriate portion of the Information Statement and only the Company’s interest therein is identified as an asset of Straight Path IP Group.  In light of the forgoing factors, the Company does not believe that the interest of the law firm in proceeds from enforcement of the Droplet patent portfolio presents any material risk to be disclosed.

Consolidated, pages 36 and 37

14.           Please revise to discuss your consolidated revenues, costs and expenses, and gain on assignment of wireless spectrum.  In addition, present this discussion prior to your discussion of your segment results of operations.

Response: We revised our consolidated results of operations to include discussion of revenues, costs and expenses, and gain on sale of rights in wireless spectrum. Also, we revised the discussion to present the consolidated discussion prior to our discussion of the segment results of operations.

Liquidity and Capital Resources, page 38

15.           We note from page 39 that in fiscal 2012 $233.4 million of amounts due to IDT were contributed by IDT to your equity. Please explain why you issued the note to IDT and discuss its material terms.

Response: The amount due to IDT of $233.4 million was contributed to our equity on July 31, 2012 by IDT. The amount due to IDT was derived primarily from funding the $56 million purchase price of the spectrum business, as well as cash transfers to our Company to fund the operations of our businesses over the years since the original purchase of the spectrum business in 2001.  The amount due to IDT did not incur interest and did not have a set due date.

Securities and Exchange Commission
June 13, 2013

Straight Path IP Group, Inc.

16.           We note from page 47 that a leading multi-national law firm will provide legal services to you with respect to the enforcement of your patents and, in return, the firm will receive fees solely out of the proceeds of recoveries up to a maximum of 40% of those proceeds. It appears this relationship may be a material contract to your business. Please advise and file the agreement accordingly.  Please refer to Item 601(b)(10) of Regulation S-K.

Response: As disclosed in the Amendment, two leading multi-national law firms are engaged in connection with the Company’s enforcement program.  The Company may enter into additional agreements with additional firms in order to achieve the greatest possible value generation related to its assets.  We have disclosed the material financial terms of the relationships with the law firms and do not believe that the agreements themselves contain additional information that is material to a reader of the Information Statement or the Form 10-12.

Executive Compensation, page 53

17.           We note your will enter into employment agreements with Davidi Jonas and your CFO prior to the spin-off. Please file these material agreements as exhibits to your registration statement, and summarize in your disclosure the material terms of these agreements.

Response: We do not currently intend to enter into employment agreements with any individuals prior to or upon consummation of the spin-off, and have modified the disclosure accordingly.

Security Ownership by Certain Beneficial Owners and Management, page 54

18.           Footnote 1 to the table on page 55 states the shares held by (a) the Jonas Foundation, (b) the 2012 Jonas Family, LLC, and (c) the Howard S. and Deborah Jonas Foundation, Inc. are not held beneficially held by Howard Jonas.  Please tell us the basis for disclaiming beneficial ownership.

Response: Howard Jonas disclaims beneficial ownership as he does not exercise or share investment control of these shares. For the purposes of sections 13(d) and 13(g) of the Exchange Act a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:

● Voting power which includes the power to vote, or to direct the voting of, such security; and/or,

● Investment power which includes the power to dispose, or to direct the disposition of, such security.

Further, insider-settlor/trustees do not have a reportable pecuniary interest in shares held by non-profitable charitable foundations under 501(c)(3) of the Internal Revenue Code. As, the Jonas Foundation and Howard S. and Deborah Jonas Foundation, Inc. are non-profitable charitable trust, Howard Jonas has no pecuniary interest in the shares held by the foundations, and therefore, has no reporting obligations regarding such shares.

Securities and Exchange Commission
June 13, 2013

Description of Our Capital Stock, page 59

19.           The disclosure on this page states you are registering your Class A common stock but that is not consistent with the cover page of the registration statement. Please advise.

Response: We have revised the disclosure on page 59 to be consistent with the cover page of the registration statement.  As all of the Class A common stock will be beneficially owned by a single stockholder, the Company will not be registering its Class A common stock.

Financial Statements, pages F-2 through F-28

20.           Please revise to present the financial statements on a combined basis.

Response: We revised the financial statements to present them on a combined basis.

Consolidated Statements of Operations, page F-4

21.           Please remove presentation of earnings per share for periods other than the most recent fiscal year and the latest interim period.

Response: We removed the presentation of earnings per share for periods other than the most recent fiscal year and the latest interim period.

Note 10 – Revenues and Gain on Assignment of Wireless Spectrum, page F-16

22.           Please clarify whether any portion of the $3.5 million recognized as revenue in connection with the settlement, release and cross-license agreement during the fiscal year ended July 31, 2011 represented a penalty or reimbursement of fees.  If so, tell us how you determined the appropriate classification of these amounts.  Include reference to authoritative literature used as guidance. For any portion of the amount that represents license fee revenue, please tell us and disclose the license term.

Response: The $3.5 million recognized as revenue in connection with the settlement, release and cross-license agreement during the fiscal year ended July 31, 2011 did not include a penalty or reimbursement of fees. The payment was made in connection with the settlement of damage claims in past enforcement activities.  Revenues related to past enforcement activities are recognized upon execution of the agreement by both parties, provided that the amounts are fixed or determinable, there are no significant undelivered obligations and collectability is reasonably assured.

Securities and Exchange Commission
June 13, 2013

23.           Please also address the $0.4 million recognized as revenues during the six months ended January 31, 2013, which based on your revenue discussion on page F-27, also appears to relate to a legal settlement.

Response: The $0.4 million recognized as revenues during the six months ended January 31, 2013 (and the $0.6 million during the nine months ended April 30, 2013) did not include a penalty or reimbursement of fees. A portion of the revenue from these settlement agreements includes license fees. The license term is for the period through the expiration of the licenses in September 2015. We revised our disclosure to include the license term.

Consolidated Balance Sheets, page F-3

24.           Please tell us the nature of the $237 million balance due to IDT Corporation at July 31, 2011.

Response: As explained in our response to comment no. 15, the amount due to IDT was derived primarily from funding the $56 million purchase price of the spectrum business, as well as cash transfers to our Company to fund the operations of our Spectrum and IP   businesses over the years since the original purchase of the spectrum business in 2001.
Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-7

25.           We note that Straight Path Spectrum holds a broad collection of wireless spectrum licenses granted by the FCC.  Please tell us how much was paid to acquire these licenses and why no value appears to be attributed to them in your financial statements.

Response: The original cost to acquire the spectrum licenses in 2001 was $16.3 million. In 2009, the Company determined that the licenses were fully impaired and, therefore, the carrying amount of the licenses was reduced to zero.

Revenue Recognition, page F-9

26.           Please tell us the significant terms of your agreement(s) to assign FCC licenses and how agreements to lease your licenses generally differ from agreements to assign licenses.

Response: The assignment of FCC licenses represents the sale of our rights, title, and interest in the licenses. There are no continuing costs or obligations after the sale of our rights in the licenses. We removed from our disclosure the “assignment of licenses” and stated instead “sale of rights in the licenses”.

Securities and Exchange Commission
June 13, 2013

27.           In that regard, we note that you have different revenue recognition policies for leases versus assignments.  Please tell us how you determined that revenue should be recognized upon execution of the assignment agreements as opposed to being recognized over the term of the assignment.  Include reference to authoritative literature used as guidance as well as discussion of any continuing costs or obligations under these arrangements.

Response: As stated in our response to comment no. 26 above, we removed the reference to assignment and stated instead sale of rights in the licenses. The revenue from the sale of our rights in the licenses is recognized upon execution of the sale agreement. There are no continuing costs or obligations after the sale of our rights in the licenses.

Note 8 –  Commitments and Contingencies, page F-15

Legal Proceedings, page F-15

28.           With respect to each of the legal proceedings that you are currently involved in, please revise your disclosure to ensure you identify (i) any and all damages sought, and (ii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred.  If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.  Refer to ASC 450-20-50-3 and 450-20-50-4.

Response: We revised our disclosure to include (i) any and all damages sought, and (ii) the range of loss when there is a reasonable possibility that an additional loss in excess of amounts accrued may have been incurred.

Updating

29.           Please update to include your interim financial statements for the quarterly period ended April 30, 2013 and revise the applicable sections.

Response: We revised our interim financial statements for the quarterly period ended April 30, 2013 and revised the applicable sections accordingly.

*           *           *

Securities and Exchange Commission
June 13, 2013

The Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Davidi Jonas
Davidi Jonas Chief Executive Officer

Cc: Ajay Koduri
Paul Fischer